SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                                 FORM 10-C

              REPORT BY ISSUER OF SECURITIES QUOTED ON NASDAQ
                       INTERDEALER QUOTATION SYSTEM

               Filed pursuant to Section 13 or 15(d) of the
              Securities Exchange Act of 1934 and Rule 13a-17
                           or 15d-17 thereunder


                          Burr-Brown Corporation
              (Exact name of issuer as specified in charter)

            6730 South Tucson Boulevard, Tucson, Arizona  85706
                 (Address of principal executive offices)

Issuer's telephone number, including area code    (520) 746-1111


                I.  CHANGE IN NUMBER OF SHARES OUTSTANDING

Indicate any change (increase or decrease) of five percent or more in the number of shares outstanding:
1.   Title of security   Common Stock
2.   Number of shares outstanding before the change    14,553,573
3.   Number of shares outstanding after the change     16,533,722
4.   Effective date of change      September 27, 1995
5.   Method of change:

          Specify method (such as merger, acquisition, exchange, distribution, stock split, reverse split, acquisition of stock for treasury, etc.)

                     Public offering of common stock.

Give brief description of transaction   Sale of 1,750,000 shares of common
stock pursuant to a Registration Statement on Form S-3 under the Securities Act of 1933, as amended.

                       II.  CHANGE IN NAME OF ISSUER

1.   Name prior to change
2.   Name after change
3.   Effective date of charter amendment changing name
4.   Date of shareholder approval of change, if required

Date      October  3, 1995                               /s/ Syrus P. Madavi
                                        (Officer's signature and title)
                                   President and Chief Executive Officer